Exhibit 99.1

PRESS RELEASE

FOR IMMEDIATE RELEASE

Contacts:	William G. Schultz	(952) 996-1674
	David T. McGraw	(952) 996-1674

Communications Systems, Inc. Reports Fourth Quarter and Full Year 2012 Results

Minnetonka, Minnesota - March 12, 2013 -- Communications Systems, Inc. (NASDAQ:JCS) today reported financial results for its fourth quarter and full year ended December 31, 2012.

For the three months ended December 31, 2012, the Company had net income of $92,000 or $0.01 per diluted share, on sales of $25,757,000, compared to a 2011 fourth quarter loss of ($574,000) or ($0.07) per diluted share, on sales of $25,338,000. For the twelve months ended December 31, 2012, net income was $2,238,000, or $.26 per diluted share, on sales of $104,250,000. In fiscal 2011, the Company earned $9,798,000 or $1.15 per diluted share, on sales of $143,775,000.

William G. Schultz, President and CEO commented: “We encountered a difficult economic environment in 2012, primarily related to lower Federal Government spending for networking initiatives, which affected both our Transition Networks and JDL Technologies business units. In addition, year-over-year comparisons are challenging due to the large one-time project in our Transition Networks business unit that contributed $32 million in 2011 revenue.” Schultz continued, “While we are not satisfied with our overall 2012 performance, we are encouraged by several positive aspects in our business and by our opportunities in 2013 and beyond.

“In the 2012 fourth quarter, Suttle continued its strong growth by increasing revenue to $11,863,000, a 25% increase over the 2011 fourth quarter. For the full year 2012, Suttle grew revenue 13% over 2011 to $45,030,000, buoyed by resurgence in the housing market, specifically in multi-tenant-dwelling construction. We also continued to invest in the Suttle business to create new products, including fiber optic and copper connectivity solutions. While Suttle’s sales outside the United States declined 31% in 2012 compared to 2011, we continue to see strong opportunities in Latin America, South America, Europe, Middle East and Canada. We have added resources to take advantage of these opportunities and will continue to invest in these markets in 2013. Suttle has a strong Telco customer base and is focused on selling new products to existing customers and expanding its products sales to new customers globally.

“As mentioned earlier JDL Technologies was affected by lower spending by an education customer, resulting in 2012 annual revenues of $5,377,000, a 57% decline from 2011. In the fourth quarter of 2012, JDL Technologies was selected as one of the partners for a project with the Miami-Dade County Public School District (“M-DCPS”), the fourth largest public school district in the United States. This new business will contribute up to $23 million in revenue to JDL Technologies, most of which will be realized in 2013. As mentioned in our October 23, 2012 press release, although this project will contribute to CSI’s overall profitability, the M-DCPS project is primarily hardware; therefore the Company’s margins from this project will be significantly lower than the margins from JDL’s historical projects, which have included a significant value-added service component.

“JDL has begun to expand its education services outside of South Florida, and in the 2013 first quarter, it was awarded a project for DeSoto Public Schools in Central Florida worth roughly $400,000. In addition to growing in the education market, JDL Technologies continues to expand the customer base for its managed services, virtualization and migration-to-the-cloud products and services, and is focused on offering these services to small- and medium-sized businesses in the healthcare and commercial markets.

“During the fourth quarter of 2012, Transition Networks introduced a new Network Interface Device and its Converge™ Enterprise Management Software. These products further expand Transition Networks’ portfolio for the Telco market providing more functionality and easier management and provisioning for customers. For the full year 2012, Transition Networks performance declined due primarily to the large one-time project in 2011. It has also been negatively affected by the slowdown in Federal Government spending. We continue to invest in Transition Networks and grow its capabilities to better serve its Telco, enterprise, industrial, and security and surveillance markets. Our 2011 Patapsco acquisition has been an important addition to Transition Networks’ capabilities to serve the mobile backhaul and government markets. The Patapsco integration has enabled us to develop new products that combine these two companies’ technologies to penetrate our existing market and expand into new markets. In January 2013, Transition Networks also received the Carrier Ethernet 2.0 from the Metro Ethernet Forum for one of its new products. This product and certification will allow easier deployment of Carrier Ethernet services and enable Transition Network to expand in this market. Despite its 2012 decline, we believe Transition Networks is well positioned to continue growing over the long term.

“We are proud of our 2012 progress implementing our new Enterprise Resource Planning (ERP) system, which will significantly strengthen our long-term term performance by standardizing all CSI business units on a common platform. The ERP system will bring efficiencies in the cycle from product concept to product development to bringing products to market; it will enable us to lower manufacturing costs and better manage our supply chain; and it will give us many tools to provide improved customer service. Although implementing this new ERP system has been a significant investment, we expect to achieve substantial dividends in improved execution and enhanced service to our customers. Our first business unit will start operating on this new system in the second quarter of 2013 and all business units will be converted by the end of the second quarter 2014.

Mr. Schultz closed: “CSI’s strategy is focused on growing our current customers with continued investment to offer new products and services. We will also invest to enter new markets, particularly outside the US, and make investments in technology that will make us more competitive. These investments are vital for our long term growth and we are excited by the opportunities in each of our business units.”

Further Information

Further information regarding the Company’s results and related matters will be provided in the Company’s Form 10-K report for the year ended December 31, 2012, which will be filed on March 15, 2013.

Cautionary Statement
From time to time, in reports filed with the Securities and Exchange Commission, in press releases, and in other communications to shareholders or the investing public, the Communications Systems Inc. may make forward-looking statements concerning possible or anticipated future financial performance, business activities or plans which are typically preceded by the words “believes,” “expects,” “anticipates,” “intends” or similar expressions. For these forward-looking statements, the Company claims the protection of the safe harbor for forward-looking statements contained in federal securities laws. Shareholders and the investing public should understand that these forward-looking statements are subject to risks and uncertainties, including those disclosed in our periodic filings with the SEC, which could cause actual performance, activities or plans after the date the statements are made to differ significantly from those indicated in the forward-looking statements when made.

About Communications Systems
Communications Systems, Inc. provides physical connectivity infrastructure and services for global deployments of broadband networks. Focusing on innovative, cost-effective solutions, CSI provides customers the ability to deliver, manage, and optimize their broadband network services and architecture. From the integration of fiber optics in any application and environment to efficient home voice and data deployments to optimization of data and application access, CSI provides the tools for maximum utilization of the network from the edge to the user. With partners and customers in over 50 countries, CSI has built a reputation as a reliable global innovator focusing on quality and customer service.

CSI CONSOLIDATED SUMMARY OF EARNINGS

Selected Income Statement Data
Unaudited

			Unaudited
	Three Months Ended December 31, 2012	Three Months Ended December 31, 2011	Twelve Months Ended December 31, 2012	Twelve Months Ended December 31, 2011
Sales	$25,756,788	$25,337,994	$104,249,654	$143,775,051
Gross margin	10,132,508	10,555,783	41,496,891	58,895,127
Operating income	201,362	(363,062)	3,396,118	17,514,920
Income before income taxes	195,211	(380,064)	3,397,680	17,619,990
Income taxes	103,250	194,213	1,159,566	7,822,124
Net income	$91,961	$(574,277)	$2,238,114	$9,797,866

Basic net income per share	$0.01	$(0.07)	$0.26	$1.16
Diluted net income per share	$0.01	$(0.07)	$0.26	$1.15
Cash dividends per share	$0.16	$0.15	$0.64	$0.60

Average basic shares outstanding	8,517,212	8,465,823	8,508,497	8,448,612
Average dilutive shares outstanding	8,490,086	8,521,183	8,519,021	8,495,873

Selected Balance Sheet Data
Unaudited

	December 31, 2012	December 31, 2011
Total assets	$112,534,645	$116,658,916
Cash, cash equivalents and investments	35,947,647	46,034,821
Property, plant and equipment, net	14,474,913	14,019,019
Long-term liabilities	3,297,808	3,740,710
Stockholders’ equity	93,995,393	97,530,560